UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund (WIW)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766R104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766R104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,443,376

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,443,376

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,443,376

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

3.99%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 12 ("Amendment No. 12") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 2,443,376 shares of WIW on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney, which represents 3.99% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

As of the date above, the reporting person has ceased to be the beneficial owner of more than five percent of the outstanding common shares of WIW.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 2,443,376 shares or 3.99% of the outstanding shares. Sophie Karpus presently owns 1,560 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.60 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 15, 2005 at $12.51 (40 shares), February 17, 2006 at $11.90 (10 shares), December 12, 2006 at $11.64 (25 shares), December 13, 2006 at $11.59 (150 shares) and December 15, 2006 at $11.54 (55 shares). Ms. Karpus sold 25 shares at $11.91 on May 17, 2007, January 7, 2008 at $12.15 (75 shares), January 8, 2008 at $12.10 (25 shares), January 9, 2008 at $12.11 (25 shares), January 11, 2008 at $12.00 (100 shares), January 14, 2008 at $12.04 (100 shares), January 15, 2008 at $12.10 (50 shares), January 16, 2008 at $12.12 (100 shares), January 17, 2008 at $12.14 (75 shares), January 18, 2008 at $12.12 (85 shares), January 22, 2008 at $12.13 (170 shares), January 23, 2008 at $12.26 (60 shares), January 24, 2008 at $12.27 (85 shares) and on January 31, 2008 at $12.31 (25 shares). Karpus Investment Management Profit Sharing Plan currently owns 5,605 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.58 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), January 19, 2006 at $12.01 (550 shares), April 26, 2006 at $11.46 (500 shares), August 28, 2006 at $11.69 (1,400 shares), December 21, 2006 at $11.48 (550 shares) and December 28, 2006 at $11.53 (1,400 shares). The Plan sold 100 shares at $11.91 on May 17, 2007, 25 shares on June 7, 2007 at $11.71, June 8, 2007 at $11.64 (25 shares), January 7, 2008 at $12.15 (250 shares), January 8, 2008 at $12.10 (75 shares), January 9, 2008 at $12.11 (75 shares), January 11, 2008 at $12.00 (350 shares), January 14, 2008 at $12.04 (350 shares), January 15, 2008 at $12.10 (150 shares), January 16, 2008 at $12.12 (350 shares), January 17, 2008 at $12.14 (250 shares), January 18, 2008 at $12.12 (75 shares) and on January 31, 2008 at $12.31 (100 shares). George W. Karpus presently owns 1,725 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 12, 2005 at $12.58 (165 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (40 shares), February 8, 2006 at $11.99 (25 shares), February 9, 2006 at $11.99 (25 shares), February 15, 2006 at $11.87 (50 shares), February 16, 2006 at $11.86 (50 shares), February 17, 2006 at $11.90 (30 shares), March 27, 2006 at $11.71 (735 shares) and June 19, 2006 at $11.34 (580 shares). Mr. Karpus sold 50 shares at $11.91 on May 17, 2007, 220 shares on January 18, 2008 at $12.12, January 22, 2008 at $12.13 (620 shares), January 23, 2008 at $12.26 (220 shares), January 24, 2008 at $12.27 (320 shares) and on January 31, 2008 at $12.31 (25 shares). Karpus Investment Management Defined Benefit Plan presently owns 4,325 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), February 7, 2006 at $12.00 (25 shares), February 8, 2006 at $11.99 (100 shares), February 9, 2006 at $11.99 (200 shares), February 10, 2006 at $11.99 (100 shares), February 14, 2006 at $11.88 (200 shares), February 15, 2006 at $11.87 (200 shares), February 16, 2006 at $11.86 (150 shares), February 17, 2006 at $11.90 (115 shares), and on August 23, 2006 at $11.76 (2,520 shares). The Defined Benefit Plan sold 75 shares at $11.91 on May 17, 2007, 25 shares on June 7, 2007 at $11.71, 25 shares on June 8, 2007 at $11.64, 125 shares on January 7, 2008 at $12.15, 25 shares on January 8, 2008 at $12.10, 25 shares on January 9, 2008 at $12.11, 150 shares on January 11, 2008 at $12.00, 150 shares on January 14, 2008 at $12.04, 75 shares on January 15, 2008 at $12.10, 150 shares on January 16, 2008 at $12.12, 125 shares on January 17, 2008 at $12.14, 195 shares on January 18, 2008 at $12.12, January 22, 2008 at $12.13 (450 shares), January 23, 2008 at $12.26 (160 shares), January 24, 2008 at $12.27 (245 shares) and on January 31, 2008 at $12.31 (75 shares). Cody B. Bartlett Jr. presently owns 27 shares purchased on January 10, 2006 at $12.02 (25 shares), April 17, 2006 at $11.43 (10 shares), and on August 29, 2006 at $11.69 (22 shares). Mr. Bartlett sold 7 shares at $11.67 on February 27, 2007 and 23 shares at $11.84 on October 26, 2007. None of the other principals of KIM presently own shares of WIW.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases or dispositions:

 Date Shares Price Per Share
 12/3/2007  14,300   $11.93
 12/5/2007  33,900   $11.98
 12/6/2007  3,800   $11.99
 12/12/2007  230   $11.70
 12/14/2007  250   $11.67
 12/17/2007  5,700   $11.64
 12/18/2007  8,325   $11.64
 12/19/2007  400   $11.65
 12/24/2007  1,550   $11.71
 12/26/2007  750   $11.68
 12/27/2007  375   $11.68
 12/31/2007  7,600   $11.73
 1/2/2008  50,001   $11.89
 1/3/2008  103,250   $11.98
 1/4/2008  39,022   $12.04
 1/7/2008  18,595   $12.15
 1/8/2008  5,000   $12.10
 1/9/2008  5,000   $12.11
 1/11/2008  25,175   $12.00
 1/14/2008  25,000   $12.04
 1/15/2008  10,000   $12.10
 1/16/2008  25,200   $12.12
 1/17/2008  20,370   $12.14
 1/18/2008  75,050   $12.12
 1/22/2008  (197,025)  $12.12
 1/23/2008  (72,800)  $12.26
 1/24/2008  (175,195)  $12.27
 1/25/2008  (2,800)  $12.25
 1/28/2008  (37,825)  $12.28
 1/29/2008  (52,394)  $12.28
 1/30/2008  (96,525)  $12.24
 1/31/2008  (56,320)  $12.31
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   February 8, 2008